

MAIL STOP 3561

November 19, 2007

Mr. Gregory E. Burns
President and Chief Executive Officer
Global Logistics Acquisition Corporation
330 Madison Avenue, Sixth Floor
New York, NY 10017

Re: Global Logistics Acquisition Corporation ("GLAC" or "Company")
Amendment No 2 to Proxy Statement on Schedule 14A
Filed November 1, 2007
File No. 001-32735

Dear Mr. Burns,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of the Material Terms of the Acquisition, page 1

1.   Please revise the disclosure on page two to clarify the meaning of the parenthetical (above the $12 million). Also, disclose whether you believe that the $5.6 million is the maximum you will need to borrow to finance the transaction.

2.   We note your response to comment two from our letter dated October 16, 2007 and revised disclosure on pages 16 and 43. Please revise to address the effect any such purchases would have on the shareholder protections established for the SPAC, including

the majority vote and maximum conversion thresholds. For example, it appears that insider purchases would allow the SPAC to go forward with the transaction even if 25% or more of its public stockholders would have exercised their conversion rights, or if 51% or more of its public stockholders would have voted against the business combination, but for the purchases made by existing stockholders.

To the extent insider purchases would have such an effect on the public stockholder vote please revise to indicate whether the SPAC's Form S-1 addressed the possibility insiders would conduct such purchases.

3.   In addition, please include a statement indicating whether you will update your proxy statement or file a current report at any time prior to consummation of the transaction to address any arrangements entered into or significant purchases that would have an effect described in response to the previous comment.

Selected Historical Financial Information, page 23

4.   Please revise the selected historical financial information of GLAC to present basic and diluted earnings per share data for each class of common stock. Please similarly revise the historical and pro forma earnings per share data presented in selected unaudited pro forma financial statements on pages 26 and 25 and on pages 72 and 73. Refer to the comment below regarding the statements of operations of GLAC.

Selected Unaudited Pro Forma Financial Statements, page 25

5.   Please tell us how you computed basic and diluted book value per share presented on page 27. Please also tell us your basis for presenting basic and diluted book value per share as opposed to book value per share as of the applicable balance sheet dates. Refer to instruction 7(b)(10) of Item 14 of Schedule 14A.

The Acquisition Proposal, page 44

6.   On page 49 you indicate that, in connection with the amended purchase agreement, Clark will distribute all of its cash on hand to its stockholders. Please revise to disclose an estimated amount for this distribution and address the impact that it has on the purchase price, if any. Also, revise to discuss the estimated amount of working capital that will be available to the combined company. Finally, please note our expectation that revisions also be made in the front of your document to reflect the revised terms.

7.   Please revise the third paragraph on page 48 to clarify the dates and related disclosure. It appears that the West Coast ground-based forwarding auction took place in 2005, but you also state that Mr. Ciuba contacted Mr. Burns after the 2006 IPO to make him aware of that auction process.

8.   We note your response to prior comment 43 and revised disclosure on pages 51 and 106. Please revise to address why the $200 billion "overall" market is relevant, given the statement that Clark's growth is limited by its "specialized" industry.

Interests of GLAC's Directors and Officers in the Acquisition, page 52

9.   Please revise to indicate, if true, that the combined company will assume responsibility for repaying any GLAC liabilities described on page 53 in the event that the transaction is consummated. Also, include a statement indicating whether you believe your indemnifying officers currently have the ability to meet their indemnity obligations described on page 53, providing the basis for any such belief.

Capitalink Fairness Opinion, page 53

10.   We do not believe that the company has responded completely to our prior comment 29. Accordingly, we reissue it with clarification. Please revise to discuss, in quantified terms, the sensitivity of your discounted cash flow analysis to changes in the variables used. In this respect, if the investment bankers did not perform any sensitivity analysis, revise to so state.

11.   Also, we note that two of the metrics discussed in the fourth full paragraph on page 57 reflect substantial differences between historical rates and projected rates. Please revise here and in Management's Discussion and Analysis to explain significant changes from historical results.

12.   Please revise "Competition" on page 110 to explain Clark's status as the "only independent" provider in the U.S. despite being "the largest participant in the domestic magazine export market."

Selected Unaudited Pro Forma Financial Statements, page 70

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 74

13.   We reviewed your response to comment 33 in our letter dated October 16, 2007. Please revise note (L) to disclose the potential impact on the amount of stock-based compensation cost for a reduction in the estimated performance horizon to achieve the market condition. In addition, please tell us why you believe that the escrow arrangement with Mr. Royce is compensatory given your disclosure on page 16 under the "Vote of GLAC Inside Stockholders" heading that Mr. Royce is a shareholder, apparently has not held positions that could affect GLAC's financial results and has not had any relationship with GLAC other than that of a common stockholder.

14.   We reviewed the revision to your disclosure in response to comment 34 in our letter dated October 16, 2007. Please revise note (B) to disclose that GLAC has consented to a distribution of Clark's cash to its stockholders at closing as disclosed on page 64 and elsewhere in the document.

15.   We note the revision to your disclosure in response to comment 37 in our letter dated October 16, 2007. Historical cash for the year ended December 31, 2006 differs from your financial statements. Please clarify your disclosure in note (N) as appropriate. Also, please include disclosure for the interim period similar to that disclosed for the annual period.

Clark Compensation Discussion and Analysis, page 114

16.   Please revise to address how you determined your executive officers' initial base salary. In this respect your attention is directed to prior comments 44, 46, and 49.

17.   Please revise to disclose the net income and revenue thresholds which were used to determine whether incentive bonuses were payable in 2006. In this respect reference is made to prior comment 48. Similar disclosure should be provided with respect to "objectives" and "personal objectives" in the individual bonuses referenced in the second full paragraph on page 115.

18.   Please revise your table and discussion to address the CEO's compensation.

Clark's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 118

Executive Summary, page 118

19.   You refer to revenues from storage, warehousing and other specialized logistical services. Please disclose your revenue recognition policy in regard to these services or tell us why your accounting policy is not a significant accounting policy that should be disclosed in accordance with APB 22.

Results of Operations, page 118

20.   We note that the company has added several tables to the discussion of Clark's Results of Operations. These tables include a line titled "Other SSGA" however, it is not entirely clear what sorts of expenses fall within this category. Please revise to explain.

Critical Accounting Policies and Use of Estimates, page 119

21.   We note the revisions to your disclosure in response to comment 51 in our letter dated October 16, 2007. We do not believe that you have completely addressed our comment. Your disclosure should provide greater insight into the quality and variability of information regarding financial position and operating performance. As such, please provide, at a minimum, a quantitative analysis of the impact of your critical accounting estimates on your financial position and results of operations together with the reasons for significant changes from year to year. In that regard, provide a discussion and analysis of:

   - estimated revenues recognized at the end of each year in accordance with EITF 91-9;

   - freight expense accrued for shipments in process at the end of each year;

   - provisions and allowances for uncollectible trade accounts receivable for each year presented;

   - impairments of goodwill, intangibles and other long-lived assets for each year presented; and

   - provisions and reserves for workers' compensation claims for each year presented.

In addition, as you identify accounts payable and accrued expenses as a critical accounting policy and estimate, please include the accounting policy in note 1 to the financial statements.

Certain Relationships and Related Person Transactions, page 139

22.   Please disclose whether your policies and procedures for reviewing related person transactions are in writing.

Financial Statements

23.   Please update the financial statements included in the filing in accordance with Rule 3-12 of Regulation S-X. Please also update the information in selected historical financial information on page 23, selected unaudited pro forma financial statements on pages 25 and 70 and other financial information throughout the document as appropriate.

The Clark Group, Inc. Financial Statements

24.   We note your response to comment 58 in our letter dated October 16, 2007 and the revisions to your disclosure. Please disclose the carrying amounts of the major classes of assets and liabilities included in current assets and current liabilities of discontinued operations in note 15 to the audited financial statements. Refer to paragraphs 46 and 47.a. of SFAS 144.

Note 1. Summary of Significant Accounting Policies, page FS-7

Restatement of Previously Issued Financial Statements, page FS-9

25.   Please disclose that you have also restated previously issued financial statements to report the results of your operations in the United Kingdom in discontinued operations and to present separately the assets and liabilities of discontinued operations in the consolidated balance sheets as a result of the plan of disposal disclosed in note 15.

Note 2. Other Receivables

26.   Please revise the table of other receivables so that the balances agree with the consolidated balance sheets on page FS-3.

Global Logistics Acquisition Corporation Financial Statements

Statements of Operations, page FS-27

27.   We note your response to comment 59 in our letter dated October 16, 2007 and the revisions to your disclosure. Increases or decreases in the carrying amount of a redeemable common stock should not affect income applicable to common shareholders. Refer to paragraph 19 of EITF D-98. Please remove income attributable to the maximum number of common shares subject to possible conversion and net income (loss) exclusive of common shares subject to possible conversion from the face of the statement. Rather, please revise your disclosure in note B[3]on page FS-31 to describe how you computed earnings per share for each class of common stock in using a method akin to the two-class method. Also, paragraph 61.d. of SFAS 128 requires presentation of basic and diluted earnings per share for each class of common stock. Please remove the total net income (loss) per share amounts. In addition, disclose both basic and diluted earnings per share for common shares subject to redemption. Similar revisions should be made to the unaudited statement on page FS-37 and to note D[3] on page FS-42.

Note B – Summary of Significant Accounting Policies, page FS-31

28.   Please disclose the number of warrants that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive. Refer to paragraph 40.d. of SFAS 128. Please also include similar disclosure in note D[3] on page FS-42.

Form 10-Q/A for Fiscal Quarter Ended June 30, 2007

29.   We note your response to comment 62 in our letter dated October 16, 2007. Please note that we will be unable to clear the proxy statement of comments until you file the amendment. Also, please address the comments in this letter as applicable.

<u>Form 10-Q for Fiscal Quarter Ended September 30, 2007</u>

30.   Please address the comments above as applicable.

<u>Item 4 – Controls and Procedures, page 18</u>

31.   We note your statement that "management recognized that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

32.   You state that [your] disclosure controls and procedures were effective in timely alerting management, including your Chief Executive Officer and Chief Financial Officer of material information about [you] required to be included in periodic Securities and Exchange Commission filings. In future filings, please revise to state that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Alternatively, simply state that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K and Exchange Act Rule 13a-15(e).

33.   Item 308(c) of Regulation S-K requires disclosure of any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosure in future filings accordingly.

Exhibits 31.1 and 31.2

34.   Please confirm to us that the identification of the certifying officers as your principal
         executive and principal accounting officers in the introductory paragraph was not
         intended to limit the capacity in which such individuals provided the certifications. In the
         future, eliminate the identification of the certifying officers as your principal executive
         and principal accounting officers in the introductory paragraph of the certifications to
         conform to the format provided in Item 601(b)(31) of Regulation S-K.

Closing Comments

         As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

         You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding
comments on the financial statements and related matters. Questions on other disclosure issues
may be directed to Jay Williamson at (202) 551-3393.

                              Sincerely,

                              John Reynolds
                              Assistant Director

Cc: David Miller
        Fax # 212-818-8881